UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

CASTLE DENTAL CENTERS, INC.

(Name of Issuer)

COMMON STOCK

$.001 PAR VALUE

(Title of Class of Securities)

14844P105

(CUSIP Number)

Frederick E. Wolfert

Vice President

Heller Financial, Inc.

500 West Monroe Street

Chicago, Illinois 60661

(312) 441-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A

CUSIP No. 14844P105

1.	Name of reporting persons, I.R.S. Identification Nos. of above persons (entities only) Heller Financial, Inc. 36-1208070
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or place of organization State of Delaware

Number of shares beneficially owned by each reporting person with:	7. Sole voting power 0 8. Shared voting power 0 9. Sole dispositive power 0 10. Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person. 0
12.	Check box if the aggregate amount in Row 11 excludes certain shares.	☐
13.	Percent of class represented by amount in Row 11 0.0%
14.	Type of reporting person CO

13D/A

CUSIP No. 14844P105

1.	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) General Electric Capital Corporation 13-1500700
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or place of organization State of Delaware

Number of shares beneficially owned by each reporting person with:	7. Sole voting power 0 8. Shared voting power 0 9. Sole dispositive power 0 10. Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person. 0
12.	Check box if the aggregate amount in Row 11 excludes certain shares.	☐
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person CO

13D/A

CUSIP No. 14844P105

1.	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) General Electric Capital Services, Inc. 06-11095031
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or place of organization State of Delaware

Number of shares beneficially owned by each reporting person with:	7. Sole voting power 0 8. Shared voting power 0 9. Sole dispositive power 0 10. Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person. 0
12.	Check box if the aggregate amount in Row 11 excludes certain shares.	☐
13.	Percent of class represented by amount in Row 11 0.0%
14.	Type of reporting person CO

13D/A

CUSIP No. 14844P105

1.	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only) General Electric Company 14-0689340
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or place of organization State of New York

Number of shares beneficially owned by each reporting person with:	7. Sole voting power 0 8. Shared voting power 0 9. Sole dispositive power 0 10. Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person. 0
12.	Check box if the aggregate amount in Row 11 excludes certain shares.	☐
13.	Percent of class represented by amount in Row 11 0.0%
14.	Type of reporting person CO

Schedule 13D

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Heller Financial, Inc., General Electric Capital Corporation (“GE Capital”), General Electric Capital Services, Inc. and General Electric Company on July 29, 2002, which Schedule 13D was amended by Amendment No. 1 to the Schedule 13D filed on May 21, 2003, relating to the beneficial ownership of shares of common stock, par value $0.001 per share, of Castle Dental Centers, Inc. (the “Company”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 1.	Security and Issuer.

Item 1 is hereby amended by adding the following:

The title of the class of equity securities to which the Schedule 13D relates, which was previously the common stock, par value $0.000001 per share, has been re-titled as the common stock, par value $0.001 per share (the “Common Stock”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

On April 25, 2004, the Company entered into the Agreement and Plan of Merger (the “Merger Agreement”), by and among Bright Now! Dental, Inc. (“Parent”), Drawbridge Acquisition, Inc. (“Merger Sub”), and the Company, pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, the Company would be merged with and into Merger Sub (the “Merger”), with the Company continuing as the surviving corporation in the Merger. The Merger Agreement provides that, upon consummation of the Merger, holders of the Common Stock will be entitled to receive $0.1572 per share of Common Stock, and holders of preferred stock, par value $0.001 per share, shall be entitled to receive an amount in cash equal to $0.1572 multiplied by the number of shares of the Common Stock into which such preferred stock was convertible immediately prior to the consummation of the Merger. In addition, the Merger Agreement provides that, upon consummation of the Merger, holders of warrants exercisable into preferred stock shall be entitled to receive an amount in cash equal to the number of shares of preferred stock into which the warrant was exercisable, multiplied by the product of $0.1572 multiplied by the number of shares of the Common Stock into which each such share of preferred stock was convertible immediately prior to the consummation of the Merger, less the payment of the exercise price of $0.001 per share of preferred stock into which the warrant was exercisable.

On June 14, 2004, the Merger was consummated. Upon consummation of the Merger, (i) Parent became the sole owner of shares of the Company and (ii) GE Capital ceased to own any capital stock of the Company and received the merger consideration for its shares of Series B Preferred Stock, Series A-1 Convertible Preferred Stock and Warrant for Series A-2 Convertible Preferred Stock. Accordingly, GE Capital no longer owns any shares of capital stock of the Company. In addition, because none of the other stockholders of the Company party to the Stockholders Agreement, dated as of May 15, 2003 (the “Stockholders Agreement”), by and among the Company, Sentinel, GE Capital, Midwest Mezzanine Fund II, L.P. and certain other stockholders of the Company, own any capital stock of the Company following the Merger, GE Capital may no longer be deemed the beneficial owner of any shares of any such other stockholders.

The foregoing description of the Merger Agreement (including any exhibits thereto) and the Stockholders Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Merger Agreement and the Stockholders Agreement, each of which is incorporated herein by reference. The Merger Agreement and the Stockholders Agreement are filed as Exhibits 13 and 12, respectively, hereto.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read as follows:

(a) - (b) Collectively, no shares of Common Stock may be deemed to be beneficially owned by the Reporting Persons, Midwest, Sentinel, Fitzpatrick and Slack (which amount represents 0.0% of the Common Stock issued and outstanding immediately prior to the Merger on June 14, 2004).

(c) Other than as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past sixty (60) days by any person named pursuant to Item 2.

(d) Not applicable.

(e) On June 14, 2004, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by incorporating by reference the information set forth in Item 4 above.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended to replace Exhibits 7 and 8 with the following:

Exhibit 7. Power of Attorney executed by General Electric Capital Services, Inc.

Exhibit 8. Power of Attorney executed by General Electric Company.

Item 7 is hereby amended by adding the following:

Exhibit 13 Agreement and Plan of Merger dated as of April 25, 2004, by and among Bright Now! Dental, Inc., Drawbridge Acquisition, Inc. and the Company.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2004

HELLER FINANCIAL, INC., a Delaware corporation

By:	/s/ Frederick E. Wolfert
Name:	Frederick E. Wolfert
Title:	Vice President

GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation

By:	/s/ Frederick E. Wolfert
Name:	Frederick E. Wolfert
Title:	Vice President

GENERAL ELECTRIC CAPITAL SERVICES, INC., a Delaware corporation

By:	/s/ Barbara Lane
Name:	Barbara Lane
Title:	Attorney-In-Fact

GENERAL ELECTRIC COMPANY, a New York corporation

By:	/s/ Barbara Lane
Name:	Barbara Lane
Title:	Attorney-In-Fact

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1	Senior Subordinated Note and Subordinated Convertible Note Exchange Agreement, dated as of July 19, 2002, by and among Castle, Heller and Midwest.*

2	Certificate of Designations, Rights and Preferences of the Series A-1 Convertible Preferred Stock and Series A-2 Convertible Preferred Stock.*

3	Senior Subordinated Note and Warrant Purchase Agreement, dated as of July 19, 2002, by and among Castle, Heller, Midwest and Usdan.*

4	Investors Agreement, dated as of July 19, 2002, by and among Castle, Heller, Midwest and, solely for purposes of Section 5(a) thereof, Usdan.*

5	Stockholders Agreement, dated as of July 19, 2002, by and among Castle, Heller, Midwest and certain other stockholders and warrant holders party thereto.*

6	Joint Filing Agreement by and among GE, GECS, GE Capital and Heller dated as of the date hereof.*

7	Power of Attorney executed by General Electric Capital Services, Inc. (incorporated by reference to Power of Attorney filed on February 25, 2004 as an attachment to a filing by General Electric Capital Services, Inc. and certain other entities on Form 3 with respect to Superior Essex Inc.).

8	Power of Attorney executed by General Electric Company (incorporated by reference to Power of Attorney filed on February 25, 2004 as an attachment to a filing by General Electric Company and certain other entities on Form 3 with respect to Superior Essex Inc.).

9	Preferred Stock and Subordinated Note Purchase Agreement, dated as of May 15, 2003, by and among Castle, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack.*

10	Certificate of Designations, Rights and Preferences of the Series B Convertible Preferred Stock*

11	Registration Rights Agreement, dated as of May 15, 2003, by and among Castle, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack.*

12	Stockholders Agreement, dated as of May 15, 2003, by and among Castle, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack.*

13	Agreement and Plan of Merger dated as of April 25, 2004, by and among Bright Now! Dental, Inc., Drawbridge Acquisition, Inc., and the Company (incorporated by reference to Exhibit 2.1 of the Company’s 8-K dated April 25, 2004 filed on April 27, 2004).

*	Previously filed.